Exhibit 99.2

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF LOSS

(Amounts in thousands of euros, except per share information)

	Six months ended June 30,
	2020	2019
Operating income
Revenues	—	—
Other income	7,559	7,062

Total operating income	7,559	7,062

Operating expenses
Cost of goods sold	—	—
Research and development	(48,341)	(52,238)
Sales and marketing	(6,382)	(8,327)
General and administrative	(19,415)	(25,825)
Restructuring costs	(19,317)	—

Total operating expenses	(93,456)	(86,389)

Operating (loss)	(85,897)	(79,327)

Financial revenues	195	491
Financial expenses	(840)	(966)
Financial profit (loss)	(645)	(475)

Income tax	(3)	(8)

Net (loss)	(86,544)	(79,810)

Basic/diluted earnings per share (€/share)	(1.62)	(2.43)

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